UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PEC Solutions, Inc.
(Name of Subject Company)
PEC Solutions, Inc.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
705107100
(CUSIP Number of Class of Securities)
Dr. David C. Karlgaard
Chief Executive Officer
PEC Solutions, Inc.
12730 Fair Lakes Circle
Fairfax, Virginia 22033
(703) 679-4900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)
with copies to:
Edwin M. Martin, Jr., Esq.
Nancy A. Spangler, Esq.
Jason C. Reis, Esq.
DLA Piper Rudnick Gray Cary US LLP
1775 Wiehle Avenue, Suite 400
Reston, Virginia 20190

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.
      The name of the subject company is PEC Solutions, Inc., a Delaware corporation (“PEC” or the “Company”), and the address of the principal executive offices of the Company is 12730 Fair Lakes Circle, Fairfax, Virginia 22033. The telephone number of the principal executive offices of the Company is (703) 679-4900.
      The title of the class of equity securities to which this Solicitation/ Recommendation Statement (this “Statement”) relates is the common stock, par value $0.01 per share, of the Company (“Company Common Stock”). As of April 25, 2005, there were 27,596,601 shares of Company Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.
      Name and Address. The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.
      Tender Offer. This Statement relates to the tender offer by PS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Nortel Networks Inc. (“Nortel”), a Delaware corporation, to purchase all of the outstanding shares of Company Common Stock at a purchase price of $15.50 per share (the “Per Share Amount”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Nortel and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 3, 2005.
      The Offer is being made pursuant to the Agreement and Plan of Merger, dated April 25, 2005 (the “Merger Agreement”), by and among PEC, Nortel and Purchaser. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into PEC (the “Merger”). Following the consummation of the Merger, PEC will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly-owned subsidiary of Nortel. At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Company Common Stock (other than shares owned by Nortel, any of its subsidiaries (including Purchaser) and shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive an amount equal to the Per Share Amount (the “Merger Consideration”). The Merger Agreement is summarized in Section 12 of the Offer to Purchase.
      Nortel has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Nortel and Purchaser are located at 4008 E. Chapel Hill — Nelson Hwy., Research Triangle Park, North Carolina 27709.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
      Certain agreements, arrangements or understandings between PEC or its affiliates and certain of its directors and executive officers and between PEC and Nortel and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”), that is attached as Annex I to this Statement and incorporated in this Statement by reference. Except as described in this Statement (including in the Exhibits to this Statement) or in the Information Statement or as incorporated in this Statement by reference, to the knowledge of PEC, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between PEC or its affiliates and (i) PEC’s executive officers, directors or affiliates or (ii) Nortel, Purchaser or their respective executive officers, directors or affiliates.
      The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 12 and 15, respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.
      The Stockholder Agreements. The summary of the three stockholder agreements, each dated April 25, 2005 (collectively, the “Stockholder Agreements”), by and among Nortel, Purchaser, and the three founders of PEC, Dr. David C. Karlgaard, Paul G. Rice and Alan H. Harbitter (collectively, the “PEC Founders”) and certain affiliates of the PEC Founders, contained in Section 12 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the individual Stockholder Agreements, which have been filed with the SEC by the Company and have been filed as Exhibits (e)(3), (e)(4) and (e)(5), respectively, to this Statement and are incorporated in this Statement by reference.
      The Non-Competition Agreements. The Company and each PEC Founder have entered into Non-Competition and Commitment Agreements, each dated April 25, 2005 (collectively, the “Commitment Agreements”). The Commitment Agreements impose certain non-competition, non-solicitation, non-disparagement and confidentiality obligations on each PEC Founder. Each PEC Founder has agreed to place into escrow certain securities to secure the performance of his obligations under the Commitment Agreements and under his existing employment agreement with the Company. These securities amount to $8.7 million in the case of David C. Karlgaard, $8.0 million in the case of Paul G. Rice and $4.2 million in the case of Alan Harbitter. Subject to compliance with these obligations, each PEC Founder will be entitled to receive half of his escrowed securities on the first anniversary of the closing of the Merger and half of his securities on the second anniversary of the closing of the Merger. In the event that a PEC Founder does not comply with such obligations, the Company will be entitled to receive all of the then-remaining amounts that such PEC Founder has escrowed. The foregoing description of the Commitment Agreements is qualified in its entirety by reference to the individual Commitment Agreements which have been filed with the SEC by the Company and have been filed as Exhibits (e)(6), (e)(7) and (e)(8) to this Statement and are incorporated in this Statement by reference.
      Interests of Certain Persons. The PEC Founders may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as PEC’s stockholders generally. The Board of Directors of PEC (the “PEC Board”) was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement. As described below, consummation of the Offer will constitute a change in control of PEC for the purposes of determining whether certain benefits are due to the executive officers and directors of PEC.
Effects of the Offer and the Merger under PEC’s Stock Option Plans and Agreements and Arrangements Between PEC and its Executive Officers and Directors.
      Stock Options and Employee Stock Purchase Plan Participation Rights. Under the terms of the PEC Solutions, Inc. Key Executive Severance Plan (the “KESP”), all outstanding stock options held by participants in the KESP will vest in full upon completion of the Offer. The summary of the treatment of stock options and participation rights in the PEC Solutions, Inc. Employee Stock Purchase Plan (the “ESPP”) under the Merger Agreement contained in Section 12 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the

Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.
      Indemnification; Directors’ and Officers’ Insurance. The summary of directors’ and officers’ indemnification and insurance arrangements under the Merger Agreement contained in Section 12 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit e(1) to this Statement and is incorporated in this Statement by reference.

Item 4.	The Solicitation or Recommendation.
      Recommendation of the PEC Board. At a meeting of the PEC Board held on April 22, 2005, the PEC Board unanimously (i) approved the Merger Agreement, and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of PEC’s stockholders, (ii) approved the Merger Agreement, the Stockholder Agreements, the Commitment Agreements and the transactions contemplated by the Merger Agreement, Stockholder Agreements and Commitment Agreements, including the Offer and the Merger for purposes of Section 203 of the DGCL, in all respects, and (iii) recommended that PEC’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer to Purchaser.
      Background. From time to time, PEC and the PEC Board have, with their legal and financial advisors, reviewed and evaluated strategic opportunities and alternatives with a view towards enhancing stockholder value.
      In 2003, inquiries were made by a number of interested parties regarding a possible sale of PEC. In July 2003, PEC engaged J.P. Morgan Securities Inc. (“JPMorgan”) to assist the Company in the process of evaluating possible candidates for a business or strategic combination. During such process, JPMorgan contacted a number of companies. While two parties expressed strong interest in pursuing a business combination with PEC, neither party elected to consummate such a transaction and PEC continued to pursue its existing business strategy.
      In January 2005, a representative of one of Nortel’s financial advisors from BB&T Capital MarketsyWindsor Group (“BB&TyWindsor”) contacted PEC’s Chief Executive Officer, Dr. David C. Karlgaard, and informed Dr. Karlgaard that Charles R. Saffell, President of Nortel’s Federal Network Solutions business, would be interested in meeting with him.
      On or about February 1, 2005, Dr. Karlgaard was contacted by the Chief Executive Officer of another company (“Company X”) who requested a meeting with Dr. Karlgaard on February 10, 2005.
      On February 9, 2005, the PEC Founders met with Mr. Saffell, Michael Page, Nortel’s Vice President of Federal Business Operations and Arno Nadolny, Nortel’s Director of Mergers and Acquisitions, in BB&TyWindsor’s Reston, Virginia offices. At that meeting, Mr. Saffell indicated to Dr. Karlgaard that Nortel was interested in pursuing discussions regarding a possible business combination with PEC. In connection with this meeting, PEC and Nortel entered into a Mutual Non-Disclosure Agreement to facilitate the exchange of non-public information in connection with discussions about a possible business transaction between the companies.
      On February 10, 2005, Dr. Karlgaard and the Chief Executive Officer of Company X met in Fairfax, Virginia. At that meeting, the Chief Executive Officer of Company X indicated to Dr. Karlgaard that Company X was interested in pursuing discussions regarding a possible business combination with PEC. No non-public information about PEC was provided to the Chief Executive Officer of Company X at this meeting.
      On February 15, 2005, BB&TyWindsor, on behalf of Nortel, requested additional information about PEC’s business and financial position.

      On February 21, 2005, the Audit Committee of the PEC Board held a meeting. Prior to this meeting, Dr. Karlgaard informed the independent members of PEC’s Board about the initial indications of interest regarding a possible business combination with PEC received from Nortel and Company X.
      On March 4, 2005, a senior executive of Company X delivered a Non-Disclosure Agreement to Dr. Karlgaard to be entered into by PEC and Company X.
      On March 4, 2005, BB&TyWindsor, on behalf of Nortel, contacted Dr. Karlgaard to indicate that Nortel was prepared to deliver to PEC on Monday March 7, 2005, a letter of intent for a proposed business combination with PEC. In anticipation of that development, PEC contacted its outside legal counsel and financial advisors at DLA Piper Rudnick Gray Cary US LLP (“DLA Piper”) and JPMorgan, respectively, to advise the Company regarding Nortel’s forthcoming proposal.
      On March 7, 2005, representatives of BB&TyWindsor, on behalf of Nortel, met with Mr. Rice and Dr. Harbitter at BB&TyWindsor’s office in Reston, Virginia. At this meeting, a letter of intent and transaction outline was hand-delivered to Mr. Rice and Dr. Harbitter which described certain proposed terms and conditions pursuant to which Nortel would purchase all of PEC’s outstanding capital stock for an aggregate cash amount of between $400 million and $425 million, subject to and based upon the results of due diligence to be performed on PEC by Nortel. The letter of intent and transaction outline delivered by Nortel also provided that, for a period of sixty days, PEC must negotiate exclusively with Nortel regarding a possible business combination during which time Nortel would perform due diligence.
      On March 7, 2005, PEC executed the Non-Disclosure Agreement with Company X.
      On March 8, 2005, members of PEC’s management and representatives of JPMorgan discussed the terms and conditions described in the letter of intent and transaction outline delivered by Nortel to PEC on March 7, 2005. In the days following such discussions, JPMorgan contacted BB&TyWindsor to obtain additional information regarding Nortel’s letter of intent.
      On March 9, 2005, a senior executive of Company X delivered an indication of interest to PEC that outlined a proposed acquisition of all of PEC’s outstanding capital stock in an all-cash transaction at an aggregate offer price of $400 million or $14.50 per share.
      Also, on March 9, 2005, JPMorgan, on behalf of PEC and BB&TyWindsor, on behalf of Nortel, discussed the terms and conditions for the initial letter of intent and other issues related to the offer price and the Company’s valuation. JPMorgan provided additional information to BB&TyWindsor in order to facilitate Nortel’s valuation of the Company. Based on such information, JPMorgan requested that Nortel increase its offer price and that such price be calculated on a per-share basis rather than an aggregate equity value basis.
      On March 10, 2005, the Audit Committee of the PEC Board held a meeting. Following the conclusion of the meeting, Dr. Karlgaard informed the independent members of the PEC Board about the status of PEC’s discussions with Nortel and Company X.
      Also, on March 10, 2005, JPMorgan received, on behalf of PEC, a revised letter of intent and transaction outline from BB&TyWindsor, acting on behalf of Nortel. The revised letter of intent indicated that Nortel would be interested in pursuing an all-cash acquisition of PEC’s outstanding capital stock for an aggregate purchase price of between $417.9 million and $442.9 million (or between $13.83 to $14.63 per share).
      On March 11, 2005, representatives of PEC’s management and representatives of JPMorgan discussed the terms and conditions of Company X’s initial indication of interest and Nortel’s revised letter of intent, including possible responses to each of the offers. Dr. Karlgaard also discussed the latest offers with Jerry Grossman, Chairman of the Executive Committee of the PEC Board. Later that day, JPMorgan, on behalf of PEC, delivered to BB&TyWindsor, on behalf of Nortel, a letter of intent and transaction outline, revised to indicate that PEC would be interested in proceeding with an acquisition transaction at an offer price of between $16.50 to $17.00 per share.

      On March 15, 2005, an executive from Company X and its financial advisors and representatives of JPMorgan met to review and discuss the indication of interest delivered by Company X to PEC. At this meeting JPMorgan indicated to Company X and its advisors that the offer price in the initial induction of interest was not sufficient to warrant any period of exclusivity. At that meeting, PEC also provided additional company financial information to Company X.
      Also, on March 15, 2005, BB&TyWindsor, on behalf of Nortel, requested certain financial and other information from PEC to facilitate Nortel’s reassessment of its most recent letter of intent. That day, certain information requested by Nortel was provided by PEC to Nortel. The financial advisors from JPMorgan and BB&TyWindsor continued discussions and responded to Nortel’s questions on March 16, 2005, and additional Company financial information was provided to Nortel on March 17, 2005.
      On March 16, 2005, the financial advisors for Company X contacted JPMorgan to indicate that after reviewing the new information, Company X was not willing to increase its offer price and had very little flexibility with regard to any increase in the price of their offer.
      On March 18, 2005, JPMorgan received from BB&TyWindsor, on behalf of Nortel, a revised draft letter of intent and transaction outline wherein Nortel raised its aggregate offer price to $463.67 million or $15.25 per share. That day, representatives of PEC’s management and representatives of JPMorgan discussed the revised letter of intent and transaction outline. Also that day, JPMorgan received an inquiry from Company X’s financial advisors regarding when PEC was expected to respond to the indication of interest submitted by Company X to PEC. JPMorgan indicated to Company X’s financial advisors that PEC was reviewing the indication of interest and would respond the following week.
      On March 20, 2005, representatives of PEC’s management and representatives of JPMorgan discussed the analyses recently prepared by JPMorgan which covered certain aspects of the proposed transactions with Nortel and Company X, respectively.
      On March 21, 2005, a special meeting of the PEC Board was convened to discuss and consider the latest terms set forth in the respective proposals delivered by Nortel and Company X. Participating in the meeting were PEC’s outside legal and financial advisors from DLA Piper and JPMorgan, respectively. The PEC Board determined that the Company should request that, in order for PEC to agree to any period within which it would conduct exclusive negotiations, the party proposing such terms agree to an offer price of at least $15.75. Consequently, following the PEC Board meeting, JPMorgan informed BB&TyWindsor that PEC was not prepared to proceed on an exclusive basis at Nortel’s revised offer price of $15.25 per share and that PEC requested an offer price of at least $15.75 per share to proceed on such terms.
      On March 22, 2005, JPMorgan informed Company X’s financial advisors that PEC was not prepared to move forward on an exclusive basis with Company X if its initial offer remained at $14.50 per share. JPMorgan indicated that PEC would be willing to proceed with further discussions on an exclusive basis if Company X proposed an offer of $15.75 per share. Company X’s financial advisors responded that Company X was not prepared to offer $15.75 per share and cautioned that Company X was unwilling to let its current offer of $14.50 per share serve as a minimum for other potential interested parties.
      On March 23, 2005, JPMorgan, on behalf of PEC, delivered a revised draft letter of intent and transaction outline to Nortel which contained an offer price of $15.75 per share. In addition, the revised draft letter of intent and transaction outline contemplated a thirty-day exclusivity period during which PEC would negotiate the terms of the proposed transactions exclusively with Nortel while Nortel performed due diligence on the Company. That same day, Messrs. Karlgaard, Rice and Harbitter met with Messrs. Saffell, Paige and Nadolny to discuss various key aspects of the possible transaction, including the amount of a potential termination fee and the terms by which Messrs. Karlgaard, Rice and Harbitter would commit to continue their employment with the Company following the acquisition.
      As more fully described below, between March 23, 2005 and April 26, 2005, numerous discussions occurred between representatives of Crowell & Moring LLP (“Crowell & Moring”), Nortel’s outside legal counsel, Nortel’s in-house legal counsel and attorneys from DLA Piper, on behalf of PEC. These discussions involved matters related to the proposed transaction including the structure of the transaction, the scope of the representations, warranties and covenants contained in the potential Merger Agreement, the conditions under which Purchaser would be obligated to close a tender offer, the ability of the PEC Board to withdraw its recommendation of the Offer and the Merger and the obligation of the Company to pay, under certain conditions, Nortel’s transaction expenses and a termination fee.
      During the discussions between Crowell & Moring, Nortel’s in-house legal counsel and DLA Piper, representatives of Crowell & Moring informed representatives of DLA Piper that Nortel was not prepared to enter into a transaction with PEC without the full support of the PEC Founders in their capacity as stockholders, although Nortel was prepared to consider a reduction in the number and percentage of shares committed by the PEC Founders under circumstances involving a competing superior proposal to PEC. In addition, representatives of Crowell & Moring and DLA Piper discussed Nortel’s expectation that Messrs. Karlgaard, Rice and Harbitter would provide Nortel with an option to purchase the same number of their shares under certain circumstances. Representatives of Crowell & Moring and DLA Piper also discussed Nortel’s condition that Messrs. Karlgaard, Rice and Harbitter commit to continue their employment with PEC following completion of the proposed transactions and their willingness to secure such commitments.
      On March 25, 2005, JPMorgan received from BB&TyWindsor, on behalf of Nortel, a revised draft letter of intent and transaction outline indicating that Nortel had raised its offer price to $15.40 per share. Representatives of PEC’s management discussed the revised letter of intent and transaction outline with JPMorgan. Later that day, JPMorgan communicated to BB&TyWindsor PEC’s continued position that PEC was requesting an offer price of at least $15.75 per share before PEC would agree to an exclusive negotiation period. BB&TyWindsor indicated that Nortel was not inclined to agree to an offer price of $15.75 per share.
      On March 28, 2005, representatives of Crowell & Moring, Nortel’s in-house legal counsel, Richards Layton & Finger P.A., Nortel’s Delaware legal counsel and DLA Piper discussed requests that Nortel had made of the PEC Founders in their capacity as stockholders and employees of the Company. As a result of the discussions the parties proposed that under certain circumstances relating to a withdrawal of the recommendation of the PEC Board to PEC’s stockholders of the Offer and the Merger, the commitment of the PEC Founders to tender shares and otherwise support the proposed transaction would be limited to the number of outstanding shares of Company Common Stock that represented 35% of the total number of outstanding shares of Company Common Stock. In addition, the parties discussed, among other things, the proposed option grant by the PEC Founders to Nortel for the purchase of the same number of shares of Company Common Stock under certain circumstances and the commitment of Messrs. Karlgaard, Rice and Harbitter to continue their employment with the Company following completion of the proposed transaction. The parties also discussed Nortel’s proposed terms for certain non-competition, non-solicitation and non-disclosure obligations of Messrs. Karlgaard, Rice and Harbitter.
      On March 29, 2005, a representative of Company X contacted Dr. Karlgaard and indicated that Company X would raise the offering price in their proposal to $15.00 per share.
      On March 29, 2005, a special meeting of the PEC Board was convened to discuss and consider the current proposals from Nortel and Company X. Participating in the meeting were PEC’s outside legal and financial advisors from DLA Piper and JPMorgan, respectively. The PEC Board was updated by representatives of PEC’s management and JPMorgan on the status of the discussions with each potential acquiror. Representatives of DLA Piper advised the PEC Board regarding the legal standards applicable to its consideration of the proposals. The PEC Board engaged in discussions concerning the potential benefits of the proposed transaction with Nortel to PEC and its stockholders. At the meeting, the PEC Board authorized representatives from senior management to make a counterproposal to the Nortel offer at an offer price $15.50 per share. If Nortel agreed to such proposal, assuming all other terms remained the same, the Board authorized the appropriate officers of PEC to proceed with the execution of a letter of intent and initiate the due diligence process with Nortel, subject to the thirty-day period of exclusivity.

      Subsequently, on March 29, 2005, PEC and Nortel executed a non-binding letter of intent accompanied by a transaction outline which contemplated an offer price of $15.50 per share. The letter of intent provided for an exclusivity period of thirty days.
      On March 30, 2005, Messrs. Karlgaard, Rice and Harbitter and Messrs. Saffell, Nadolny, and Paige of Nortel and PEC’s and Nortel’s legal and financial advisors attended a meeting at BB&TyWindsor’s offices to discuss, among other things, the transaction process, the commencement of due diligence and the negotiation of definitive transaction agreements.
      Beginning on April 4, 2005, PEC made due diligence materials available to Nortel and its financial and legal advisors from BB&TyWindsor and Crowell & Moring, respectively, by establishing a data room at the offices of DLA Piper in Reston, Virginia. As discussed below, the due diligence process continued throughout the period prior to the execution of the Merger Agreement. Throughout the due diligence process numerous meetings were held between various parties representing Nortel and the Company with regard to specific matters involving the Company’s operations and affairs.
      On April 6, 2005, Crowell & Moring, on behalf of Nortel, delivered a draft merger agreement to DLA Piper, on behalf of PEC. The draft merger agreement contemplated, among other things and subject to further diligence, a two-step transaction in which Nortel would commence a tender offer for all of the outstanding shares of Company Common Stock, followed by a merger in which all remaining stockholders of PEC, other than those exercising appraisal rights, would receive the same consideration.
      On April 9, 2005, Crowell & Moring, on behalf of Nortel, delivered a Stockholder Agreement which contemplated, among other things, that the PEC Founders would vote all of their and respective affiliates’ shares in favor of the Merger and also granted Nortel an option exercisable under certain circumstances to purchase a number of their shares representing 35% of the outstanding shares of Company Common Stock. The Stockholder Agreements obligated the PEC Founders to vote and tender the number of their shares representing 35% of the outstanding shares of Company Common Stock in the event that the PEC Board withdraws its recommendation to PEC’s Stockholders.
      On April 12, 2005, DLA Piper, on behalf of PEC, delivered comments on the draft Merger Agreement and draft Stockholder Agreement to Crowell & Moring, on behalf of Nortel.
      On April 13, 2005, representatives from Nortel and PEC, and their respective financial and legal advisors met in the offices of DLA Piper in Reston, Virginia to discuss and negotiate the Merger Agreement and the Stockholder Agreement. Thereafter and through the execution of the Merger Agreement on April 25, 2005, on behalf of PEC and Nortel, attorneys from DLA Piper and Crowell & Moring continued to negotiate the terms of the Merger Agreement, including the representations and warranties, conditions to the Offer closing, the non-solicitation provisions, the withdrawal of recommendation provisions, the definition and use of the term “material adverse effect,” the termination provision and the provisions regarding the reimbursement of expenses and the payment of a fee upon termination. During this period, the attorneys for both parties also continued to negotiate the terms of the Stockholder Agreement. The PEC Founders engaged Powell Goldstein LLP to represent their respective interests in the negotiation of the Commitment Agreements.
      On April 16, 2005, representatives of Crowell and Moring delivered revised drafts of the Merger Agreement and Stockholder Agreement to DLA Piper.
      On April 19, 2005, Messrs. Karlgaard, Rice and Harbitter met with William A. Owens, Vice Chairman and Chief Executive Officer of Nortel Networks Corporation, Nortel’s parent company along with Messrs. Saffell and Paige of Nortel. Later that day, along with Messrs. Karlgaard, Rice and Harbitter, there was a meeting of the Audit Committee of the PEC Board, which is composed of all five of PEC’s independent directors. At the conclusion of the Audit Committee meeting, the outside directors were briefed on the status of the negotiations on the draft Merger Agreement and other transaction documents. Each outside member of the PEC Board was provided with a copy of the draft Merger Agreement, draft Stockholder Agreements and draft Commitment Agreements.

      On April 21, 2005, a telephonic meeting of the Executive Committee of the PEC Board of Directors, comprised of the five independent directors, was held. With four of the five members of the Executive Committee participating, the committee discussed the draft transaction documents that had previously been delivered to them, including questions that they wished to have addressed at the meeting of the PEC Board scheduled for April 22, 2005.
      On April 22, 2005, the PEC Board held a special meeting to discuss and consider whether to approve the proposed transaction. Prior to the meeting each member of the PEC Board received a copy of the Merger Agreement and a copy of the form of Stockholder Agreement, each marked to show changes from the draft that had previously been distributed to the PEC Board. Participating in the meeting were representatives of PEC’s financial and outside legal advisors from JPMorgan and DLA Piper, respectively. During the meeting, representatives of DLA Piper again reviewed with the PEC Board the fiduciary duties of directors under Delaware law. Attorneys from DLA Piper responded to questions posed by the PEC Board. Representatives of DLA Piper also described terms of the Merger Agreement, the Stockholder Agreements and the Commitment Agreements and responded to questions regarding those documents from the PEC Board. Representatives of JPMorgan made a formal presentation to the PEC Board with regard to the question of whether the proposed transaction was fair from a financial point of view and responded to numerous questions from the PEC Board. The members of the PEC Board each received a copy of written materials regarding JPMorgan’s analysis of the proposed tender offer price and merger consideration, and the presentation by JPMorgan included a thorough review of the contents of this document. Upon the conclusion of the presentation, a JPMorgan representative stated his belief that his firm would be prepared to render a written opinion to the PEC Board that the consideration to be received by the PEC stockholders in the Offer and the Merger was fair, from a financial point of view, to the PEC stockholders (other than the PEC Founders and their respective affiliates, regarding whom they would render no opinion). Copies of the written fairness opinion, describing the assumptions made, matters considered and review undertaken by JPMorgan is attached to this Statement as Annex II. Following the JPMorgan presentation, the meeting was suspended to allow the Executive Committee of the PEC Board of Directors, composed solely of the independent directors, to convene separately. After deliberating, the Executive Committee returned with a unanimous recommendation to proceed with the transaction. The PEC Board then voted unanimously to approve the Merger Agreement, the Stockholder Agreements, the Non-Competition and Commitment Agreements and the transactions contemplated thereby, including the Offer and the Merger.
      On April 23, 2005, Mr. Nadolny, on behalf of Nortel, and Dr. Karlgaard, on behalf of PEC discussed the anticipated timing for execution of the definitive transaction documents.
      On April 25, 2005, JPMorgan delivered their fully-executed fairness opinion letter to PEC.
      On the evening of April 25, 2005, (1) PEC, Nortel and Purchaser executed the Merger Agreement, (2) Nortel, Purchaser and the PEC Founders and their respective affiliates executed the Stockholder Agreements and (3) PEC and the PEC Founders executed the Commitment Agreements. On the morning of April 26, 2005, Nortel issued a press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of PEC by Nortel.
      Reasons for the Recommendation of the PEC Board. In reaching its recommendation described in the first paragraph of this Item 4 regarding the transaction, the PEC Board considered a number of factors, including, without limitation, the following:

1. PEC’s Operating and Financial Condition and Prospects. The PEC Board considered the current and historical financial condition and results of operations of PEC, as well as the prospects and strategic objectives of PEC, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which PEC operates. Among other things, the PEC Board considered factors such as the risks attendant to achieving the goals of PEC’s strategic plan.

2. Transaction Financial Terms and Premium to Market Price. The PEC Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Company Common Stock. The Offer Price and Merger Consideration of $15.50 per share of Company Common Stock to be paid in the Offer and the Merger, respectively, although lower than highest price at which the Company Common Stock has historically traded, represents (A) a premium of 37% over $11.31, the closing price of Company Common Stock on the NASDAQ National Market on April 25, 2005, and (B) a premium of 31% over $11.864, the three-month volume weighted average stock price of Company Common Stock as of April 25, 2005. The PEC Board considered the form of consideration to be received by PEC stockholders in the Offer and the Merger, and the certainty of value of such cash consideration compared with stock consideration. The PEC Board considered that the consideration to be received by the holders of Company Common Stock in the Offer and Merger would be taxable to such holders for federal income tax purposes. The PEC Board considered that the transaction was not contingent on Nortel’s ability to secure financing commitments.

3. Effect of Transaction Structure on Minority Stockholders; Section 203 of the DGCL. The PEC Board considered that all holders of Company Common Stock (including holders other than the PEC Founders) would receive the same consideration in the Offer and the Merger. The PEC Board considered that stockholders of PEC who object to the Merger would be entitled to obtain “fair value” for their Company Common Stock if they exercise and perfect their appraisal rights under Delaware law.

4. PEC’s Financial Advisors’ Fairness Opinion. The PEC Board considered the presentation from PEC’s financial advisors, J.P. Morgan Securities Inc., and the written opinion of J.P. Morgan Securities Inc. dated as of April 25, 2005, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $15.50 per share of Company Common Stock to be received by stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders (other than the PEC Founders and their respective affiliates, regarding whom they rendered no opinion). A copy of the written opinion rendered by PEC’s financial advisors to the PEC Board, setting forth the procedures followed, the matters considered and the assumptions made by PEC’s financial advisors in arriving at their opinion, are attached as Annex II to this Statement and are incorporated in this Statement by reference. Stockholders are urged to read the opinion in its entirety. The Fairness Opinion was provided for the information and assistance of the PEC Board in connection with its consideration of the Offer and the Merger. The Fairness Opinion addresses only the fairness from a financial point of view of the consideration to be received by the stockholders of PEC (other than the PEC Founders and their respective affiliates) in the Offer and the Merger and do not constitute recommendations to any stockholder as to whether to tender shares in the Offer or to vote in favor of the Merger. The PEC Board was aware that PEC’s financial advisors become entitled to certain fees described in Item 5 upon the consummation of the Merger.

5. Strategic Alternatives. The PEC Board considered PEC management’s strategic plan and trends in the industry in which PEC’s business operates and the strategic alternatives available to PEC, including the alternative to remain an independent public company as well as the risks and uncertainties associated with such alternatives. The PEC Board considered the results of the process that had been conducted by PEC’s financial advisors to assist the PEC Board in its evaluation of strategic alternatives.

6. Timing of Completion. The PEC Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all of the shares of Company Common Stock, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which all stockholders will receive the same consideration as received by stockholders who tender their shares in the Offer.

7. Alternative Transactions. The PEC Board considered that under the terms of the Merger Agreement, although PEC is prohibited from soliciting [alternative acquisition proposals (each an “Acquisition Proposal”)] from third parties, prior to the acceptance of any shares of Company Common Stock for payment pursuant to the Offer, PEC may furnish information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers an unsolicited written proposal after the date of the Merger Agreement for an Acquisition Proposal if the PEC Board determines in good faith, after consultation with its outside legal counsel, that it is required by its fiduciary duties under applicable laws and determines after consulting with its financial advisors that such a proposal is more favorable to PEC’s stockholders (both financially and otherwise) than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed in writing by Nortel in response to such Acquisition Proposal) taking into account, among other things, the likelihood and anticipated timing of consummation and all legal, financial, regulatory and other aspects of the proposal (a “Superior Proposal”). The PEC Board further considered PEC’s rights and obligations under the Merger Agreement in the event that PEC or its representatives receive a Superior Proposal and the terms and conditions under which PEC would be permitted to provide information, participate in discussions or negotiate such Superior Proposal (or a combination of the foregoing). The PEC Board considered such provisions in light of Nortel’s right to terminate the Merger Agreement and the ensuing obligations of PEC to pay to Nortel, in certain cases, up to $2 million for the expenses incurred by Nortel in connection with the Offer, the Merger and the Merger Agreement or a termination fee of $14.2 million. The foregoing terms and conditions are summarized in Section 12 of the Offer to Purchase which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, and is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by PEC and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference. The PEC Board considered the effect of these provisions of the Merger Agreement, as well as the provisions of the Stockholders Agreement. The PEC Board also considered the views of its financial advisors expressed in this regard. The PEC Board also considered the contacts that PEC had with various third parties regarding a potential transaction involving PEC and the fact that PEC had engaged in a vigorous exploration of its strategic options, as described above in the “Background” section of this Item 4.

8. Potential Conflicts of Interest. The PEC Board was aware of the potential conflicts of interest between PEC, on the one hand, and the PEC Founders, on the other hand, as a result of the transactions contemplated by the Offer and the Merger (as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”)
      The foregoing includes the material factors considered by the PEC Board. In view of its many considerations, the PEC Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the PEC Board may have given different weights to the various factors considered. After weighing all of these considerations, the PEC Board determined to approve the Merger Agreement and recommend that holders of shares of Company Common Stock tender their shares in the Offer.
      Intent to Tender. After reasonable inquiry and to the best of PEC’s knowledge, each executive officer, director, affiliate and subsidiary of PEC currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all shares of Company Common Stock held of record or beneficially owned by such person or entity to Purchaser in the Offer (other than shares of Company Common Stock such person or entity has the right to purchase by exercising stock options).

Item 5.	Persons/ Assets, Retained, Employed, Compensated or Used.
      J.P. Morgan Securities Inc. is acting as PEC’s financial advisor in connection with the Offer and the Merger. Pursuant to the terms of the engagement letter executed with JPMorgan, PEC has agreed to pay the JPMorgan a fee for its financial advisory services equal to the 0.90% of aggregate consideration payable to the holders of the Company Common Stock in the Offer and the Merger, which, based on the $15.50 per share price to be paid to PEC stockholders, implies a transaction fee of $4.2 million. PEC also entered into a customary indemnification agreement with JPMorgan.
      JPMorgan, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, JPMorgan and its affiliates may actively trade or hold the securities of PEC and Nortel for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In the past, JPMorgan and its affiliates have provided financial advisory and financing services for PEC and Nortel unrelated to the Merger and have received customary fees for the rendering of those services, including acting as financial advisor to Nortel in connection with the establishment of its joint venture LG Electronics of Korea in January 2005 and the restructuring of Nortel’s European joint venture with EADS in 2003. Furthermore, JPMorgan and its affiliates may maintain relationships with PEC, Nortel and their respective affiliates.
      Except as set forth above, neither PEC nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to PEC’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of PEC, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.
      Except as described below, no transactions with respect to the Company Common Stock have been effected by PEC or, to PEC’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.
      Except as set forth in this Statement, PEC is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of PEC’s securities by PEC, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving PEC or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of PEC or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of PEC. Except as set forth in this Statement or the Offer, there are no transactions, PEC Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8.	Additional Information.
      Anti-takeover Statute. As a Delaware corporation, PEC is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the PEC Board has approved the Merger Agreement and the Stockholder Agreements, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement and the Stockholder Agreements.
      Appraisal Rights. Holders of shares of Company Common Stock do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger, if Purchaser proceeds with the Merger. Failure to follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights.
      Regulatory Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the United States Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Company Common Stock pursuant to the Offer is subject to such requirements. Nortel has advised PEC that it intends to file on or before May 3, 2005 a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC. As a result, the waiting period applicable to the purchase of shares of Company Common Stock pursuant to the Offer would be scheduled to expire at 12:00 a.m., New York City time, on May 31, 2005. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Nortel. If such a request is made, the waiting period will be extended until 12:00 a.m., New York City time, on the tenth day after substantial compliance by Nortel with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of shares of Company Common Stock by Nortel pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer or seeking divestiture of the shares so acquired or divestiture of substantial assets of Nortel or PEC. Private parties (including individual states of the United States) may also bring legal actions under the antitrust laws of the United States. PEC does not, and Nortel has advised PEC that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result would be.
      None of Nortel, Purchaser or PEC is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filing under the HSR Act that would be required for Nortel’s or Purchaser’s acquisition or ownership of the Company Common Stock.
      Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the PEC Board other than at a meeting of PEC’s stockholders and the information therein is incorporated in this Statement by reference.

      Short-Form Merger Provisions. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of PEC’s stockholders.

Item 9.	Exhibits.
      The following exhibits are filed with this Statement:

Exhibit
No.	Description

(a)(1)	Letter to Stockholders of PEC Solutions, Inc., dated May 3, 2005, from Dr. David C. Karlgaard, Chairman of the Board of Directors and Chief Executive Officer of PEC Solutions, Inc.*
(a)(2)	Offer to Purchase, dated May 3, 2005 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Nortel Networks Inc. and PS Merger Sub, Inc. filed on May 3, 2005).*
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of Nortel Networks Inc. and PS Merger Sub, Inc. filed on May 3, 2005).
(a)(4)	Opinion of J.P. Morgan Securities Inc., dated April 25, 2005 (included as Annex II to this Statement).*
(a)(5)	Press release dated April 26, 2005 (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9C filed by PEC Solutions, Inc. on April 26, 2005).
(a)(6)	Email message sent to PEC employees by President Paul Rice, dated April 26, 2005 (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9C filed by PEC Solutions, Inc. on April 26, 2005).
(a)(7)	Email message sent to participants in the PEC Solutions, Inc. Employee Stock Purchase Plan, dated April 29, 2005 (incorporated by reference to Exhibit (a)(3) to the Schedule 14D-9C filed by PEC Solutions, Inc. on April 29, 2005).
(e)(1)	Agreement and Plan of Merger, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc. and PEC Solutions, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PEC Solutions, Inc. on April 29, 2005).
(e)(2)	Section 14(f) Information Statement of PEC Solutions, Inc., dated May 3, 2005 (included as Annex I to this Statement).*
(e)(3)	Stockholder Agreement, dated April 25, 2005, by and among Nortel Nortel Networks Inc., PS Merger Sub, Inc., and David C. Karlgaard, the David C. Karlgaard Revocable Trust, the David C. Karlgaard and Marilyn E. Karlgaard Trust, the Karlgaard Family Foundation and the Karlgaard Charitable Remainder Trust (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by PEC Solutions, Inc. on April 29, 2005).
(e)(4)	Stockholder Agreement, dated April 25, 2005, by and among Nortel Nortel Networks Inc., PS Merger Sub, Inc., and Paul G. Rice, the Paul G. Rice Grantor Retained Annuity Trust, and the Rice Family Foundation (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by PEC Solutions, Inc. on April 29, 2005).
(e)(5)	Stockholder Agreement, dated April 25, 2005, by and among Nortel Nortel Networks Inc., PS Merger Sub, Inc., and Alan H. Harbitter, the Harbitter CRUT DTD 10 15 01, the Harbitter Family Foundation, and the Alan Harris Harbitter and Lisa Jan Harbitter Grantor Retained Annuity Trust (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by PEC Solutions, Inc. on April 29, 2005).
(e)(6)	Non-Competition and Commitment Agreement dated April 25, 2005, by and between PEC Solutions, Inc. and David C. Karlgaard (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by PEC Solutions, Inc. on April 29, 2005).
(e)(7)	Non-Competition and Commitment Agreement dated April 25, 2005, by and between PEC Solutions, Inc. and Paul G. Rice (incorporated by reference to Exhibit 2.6 to the Current Report on Form 8-K. filed by PEC Solutions, Inc. on April 29, 2005).
(e)(8)	Non-Competition and Commitment Agreement dated April 25, 2005, by and between PEC Solutions, Inc. and Alan H. Harbitter (incorporated by reference to Exhibit 2.7 to the Current Report on Form 8-K filed by PEC Solutions, Inc. on April 29, 2005).

*	Included with the Schedule 14D-9 mailed to stockholders.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

PEC SOLUTIONS, INC.

By:	/s/ David C. Karlgaard

David C. Karlgaard
Chief Executive Officer
Dated: May 3, 2005